UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period ended June 30, 2025

Fundrise Midland Opportunistic REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	32-0479856
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Full mailing Address of Principal Executive Offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward-Looking Information in our latest offering circular (the “Offering Circular”) filed by the Company with the Securities and Exchange Commission (“SEC”), which may be accessed here (beginning on page 65) and may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2025. The consolidated financial statements included in this filing as of June 30, 2025 and for the six months ended June 30, 2025 and 2024 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim consolidated statements of operations not misleading.

Business

Fundrise Midland Opportunistic REIT, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located in the Houston, TX, Dallas, TX, Austin, TX, Chicago, IL, and Denver, CO metropolitan statistical areas. The use of the terms “Fundrise Midland Opportunistic REIT”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise Midland Opportunistic REIT, LLC unless the context indicates otherwise. We use substantially all of the net proceeds raised from our initial and subsequent offerings to invest in such properties. We may also invest in commercial real estate debt securities and other select real estate-related assets, where the underlying assets primarily consist of such properties. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. Operations substantially commenced on October 25, 2016. During the third quarter of 2022, Fundrise Advisors, LLC, (our “Manager”) closed the offering of common shares of the Company sold pursuant to Regulation A (which we refer to as the “Offering”). We may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer our common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by our Manager. The Company has one reportable segment consisting of investments in real estate.

The Company has initiated a proposed merger with Fundrise Real Estate Interval Fund II, LLC (the “Flagship Fund II”), where the Flagship Fund II will be the surviving entity, that is anticipated to be completed before the end of the calendar year. This action is intended to enhance long-term returns for existing shareholders through greater diversification, minimized operating costs, and increased economies of scale.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ended December 31, 2016, the Company has qualified for treatment as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended, and intends to continue to operate as such.

We are externally managed by our Manager, which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates our platform located at www.fundrise.com, which allows investors to hold interests in opportunities that may have been historically difficult to access. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” in our Offering Circular, which may be accessed here (beginning on page 30), as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

During the third quarter of 2022, our Manager closed the Offering. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D, as determined by our Manager. As of June 30, 2025 and December 31, 2024, we had raised total gross offering proceeds of approximately $115.7 million and $115.5 million, respectively, from settled subscriptions (including proceeds received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor, and approximately $2.8 million and $2.6 million, respectively, received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 11.3 million and 11.3 million of our common shares, respectively.

Upon the reopening of our Offering, if any, the per share purchase price for our common shares will be subject to adjustment every fiscal quarter (or as soon as commercially reasonable and announced by us thereafter), and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share since December 31, 2023, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 30, 2023	$11.31	Form 1-U
March 29, 2024	$11.44	Form 1-U
June 29, 2024	$11.51	Form 1-U
September 30, 2024	$11.55	Form 1-U
December 31, 2024	$11.77	Form 1-U
March 31, 2025	$11.99	Form 1-U
June 30, 2025	$12.05	Form 1-U

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

Any distributions that we make directly impact our NAV by reducing our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

For further details, please see Note 6, Distributions to the unaudited consolidated financial statements.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective July 1, 2024, we revised our Redemption Plan to increase the maximum amount of shares that may be redeemed in a quarter to be 5.00% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter. Previously, we revised our redemption plan effective November 17, 2023 to reflect that (i) the Manager in its sole discretion may determine to redeem in full a shareholder holding less than 100 common shares prior to redeeming other requests on a pro-rata basis; (ii) the last day to submit a redemption request will be the last business day of the applicable quarter; and (iii) redemptions not fully honored will be terminated, and will need to be resubmitted in order to be considered in any subsequent period when redemptions are being processed. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. During the third quarter of 2025, in advance of a proposed merger involving the Company, the redemption plan has been temporarily suspended, and the Company is not currently processing redemption requests.

As of June 30, 2025 and December 31, 2024, approximately 6.1 million and 5.5 million common shares, respectively, had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored. We believe the redemptions during the six months ended June 30, 2025 are attributable to investor demand to restore and preserve personal liquidity in response to the changes in economic conditions across the broader financial markets.

Sources of Operating Revenues and Cash Flows

We primarily generate revenue and cash flow through rental operations of our rental real estate properties and distributions from investments in equity method investees. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, to the unaudited consolidated financial statements for further detail.

Results of Operations

For the six months ended June 30, 2025 and 2024, we had total consolidated net losses of approximately $1.2 million and $1.1 million, respectively. Further information on certain changes in our results of operations is as follows:

Revenue

Rental Revenue

For the six months ended June 30, 2025 and 2024, we earned rental revenue of approximately $4.1 million and $4.0 million, respectively, from our investment in rental real estate properties. The increase in rental revenue is primarily attributable to lower bad debt expense at the majority-owned subsidiary that owns a property located in Las Vegas, NV (the “EVO Controlled Subsidiary”).

Other Revenue

For the six months ended June 30, 2025 and 2024, we earned other revenue of approximately $344,000 and $460,000, respectively, which is primarily related to parking income, utility reimbursements, late fees, termination fees and other revenue earned from our investment in rental real estate properties. The decrease in other revenue is primarily attributable to termination fees at the EVO Controlled Subsidiary.

Expenses

Depreciation and Amortization

For the six months ended June 30, 2025 and 2024, we incurred depreciation and amortization expense of approximately $2.5 million and $2.6 million, respectively. The decrease in depreciation expense is primarily attributable to the EVO Controlled Subsidiary’s furniture, fixtures, and equipment that was acquired in 2020 being fully depreciated in 2025 after the conclusion of its five year useful life.

Rental Properties Operating and Maintenance

For the six months ended June 30, 2025 and 2024, we incurred rental properties operating and maintenance expense of approximately $1.5 million and $1.7 million, respectively, which includes taxes, insurance, utilities, repairs, and other property-related expenses. The decrease in rental properties operating and maintenance is primarily attributable to lower repairs and maintenance costs at the EVO Controlled Subsidiary.

Investment Management and Other Fees – Related Party

For the six months ended June 30, 2025 and 2024, we incurred investment management fees of approximately $301,000 and $339,000, respectively. The decrease in investment management fees is directly related to a decrease in the quarterly average net assets, as the investment management fee is calculated as a percentage of net assets each quarter. The overall decrease in average net assets is primarily attributable to redemptions throughout 2025.

Other Income (Expense)

Equity in Earnings

For the six months ended June 30, 2025 and 2024, we recognized equity in earnings of approximately $449,000 and $589,000, respectively. The decrease in equity in earnings is primarily attributable to a decrease in the gain that is the result of distributions of capital in excess of the equity investment basis in 2025 compared to the corresponding period in 2024.

Dividend Income

For the six months ended June 30, 2025 and 2024, we earned dividend income of approximately $17,000 and $210,000, respectively. The decrease in dividend income is primarily attributed to money market dividends earned in connection with the cash sweep money market account. The decrease in money market dividends is due to an overall lower average cash balance during the six months ended June 30, 2025 compared to the corresponding period in 2024.

Interest Expense - Related Party

For the six months ended June 30, 2025 and 2024, we incurred related party interest expense of approximately $122,000 and $0, respectively. The increase in interest expense is primarily attributable to new related party promissory notes extended by National Lending, LLC (“National Lending”) outstanding during the six months ended June 30, 2025. See Note 8, Related Party Arrangements to the unaudited consolidated financial statements for further information regarding National Lending.

Our Investments

The following tables summarize the investments held during the period from January 1, 2024 through June 30, 2025. See “Recent Developments” in this Semiannual Report for a description of any investments we have made since June 30, 2025. Note that the use of the term “controlled subsidiary” is not intended to conform with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Bridge Loans	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
Sterling Town Center Bridge Loan/RSE Aspect Promenade Controlled Subsidiary (6)	Raleigh, NC	Multifamily	08/28/2018	(6)	(6)	$9,702,000	--	68.0%	Initial	Update 1
										Update 2
										Update 3

(1)	Interest Rate refers to the projected annual interest rate on each loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.

(2)	Maturity Date refers to the initial maturity date of each loan, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

(6)	The Sterling Town Center Bridge Loan converted into additional ownership of a “majority-owned subsidiary,” Aspect Promenade JV LP (the “RSE Aspect Promenade Controlled Subsidiary”) upon receiving approval from the United States Department of Housing and Urban Development (“HUD”), for an initial purchase price of approximately $9,702,000, which is the initial stated value of our additional equity interest in the RSE Aspect Promenade Controlled Subsidiary. The Sterling Town Center Bridge Loan conversion was approved by HUD and the bridge loan converted to common equity on March 29, 2019. Consequently, no interest accrued on the Sterling Town Center Bridge Loan.

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Type of Property	Date of Acquisition	Purchase Price(1)	Overview (Form 1-U)
RSE Orion Controlled Subsidiary (S. Akron St) (4)	Denver, CO	Multifamily	09/28/2017	$5,386,054	Initial	Update 1 Update 2
RSE Orion Controlled Subsidiary (E. Asbury Ave) (4)	Denver, CO	Multifamily	11/30/2017	$5,034,285	Initial	Update 1 Update 2
RSE Aspect Promenade Controlled Subsidiary (2)	Raleigh, NC	Multifamily	08/28/2018	$9,702,000	Initial	Update 1 Update 2 Update 3
EVO Controlled Subsidiary (3)	Las Vegas, NV	Multifamily	12/20/2019	$37,800,000	Initial	Update

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary. The Purchase Prices are presented as of the date of acquisition, and have not been subsequently updated.

(2)	On August 12, 2022, the RSE Aspect Promenade Controlled Subsidiary (“Aspect Promenade JV LP”) sold the EnV property located in Hollywood, FL, for a sales price of approximately $110.0 million. Our distribution received from the sale totaled approximately $9.9 million. On September 14, 2022, the Aspect Promenade JV LP sold the Aspect property located in Kissimmee, FL, for a sales price of approximately $127.5 million. Our distribution received from the sale totaled approximately $7.8 million. The Aspect Promenade JV LP continues to own and operate the Sterling Town Center property located in Raleigh, NC. Subsequent to achieving return hurdles defined in the joint venture agreement and as of June 30, 2025, the Company’s limited partner percentage interest has been adjusted. See Note 3, Investments in Equity Method Investees to the unaudited consolidated financial statements for further information regarding these dispositions.

(3)	On May 31, 2023, Northmarq Capital LLC/Freddie Mac provided a $9,090,000 supplemental loan to EVO Controlled Subsidiary.

(4)	On August 31, 2023, CWP Forest Cove JV LLC (the “RSE Orion Controlled Subsidiary”) refinanced the Forest Cove Apartments. Fannie Mae / CBRE Multifamily Capital, Inc. provided a $17,323,000 senior loan refinance with a 5.54% per annum fixed interest rate and full-term interest-only for five years.

As of June 30, 2025, the Company’s investments in companies that are accounted for under the equity method of accounting also included the contributions to National Lending in exchange for ownership interests. See Note 8, Related Party Arrangements to the unaudited consolidated financial statements for further information regarding National Lending.

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, cash flow from operations, net proceeds from asset repayments and sales, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations.

As of June 30, 2025, we had deployed approximately $65.0 million for five investments and had approximately $1.0 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a capital contribution amount of 5% of its assets under management to National Lending. As of June 30, 2025, we had approximately $69.2 million of outstanding third-party debt secured by real property of our consolidated joint ventures. As of June 30, 2025, we anticipate that cash on hand and proceeds from potential future Offerings will provide sufficient liquidity to meet funding commitments and costs of operations for the next 12 months.

We have outstanding unsecured Company level debt of $5.8 million and $6.1 million as of September 18, 2025 and June 30, 2025, respectively. This amount does not include any debt secured by the real property of our consolidated or unconsolidated joint ventures.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our targeted portfolio-wide leverage is between 50%-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of multifamily rental properties and development project assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face additional challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. We may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver above average performance. Over the past six months, we’ve experienced the benefits of being invested in the right locations and asset types, even amidst sustained headwinds from elevated borrowing costs.

In September 2024, the Federal Reserve (the “Fed”) began its much anticipated rate cutting cycle, which in turn initially translated to positive performance across most of the portfolio; however, recent announcements suggest a slower and more uncertain path to additional cuts. Interest rates have yet to meaningfully decrease, but we still expect a decrease in interest rates in the long-term. The magnitude of these initial returns represents only a portion of the ground to be made up relative to the total decline in real estate values that occurred since the peak in 2022. We believe this recovery will continue to gain momentum in the coming years. Additionally, we expect that near-term impacts of many of the new administration's tariff, immigration, and other policies (which we expect to result in slower economic growth and higher construction costs) will in turn lead to higher values for most of the portfolio. Further, as a result of the sustained strong operating performance of our properties, we have been able to drive growth in net operating incomes.

Looking ahead, our investment approach remains focused on disciplined capital deployment across both equity and credit strategies, aligned with our long-term objectives and responsive to evolving market conditions. Furthermore, the Fed, by its own forecast, is less than halfway through its expected rate cutting cycle, and is expected to continue cutting rates, albeit at a slower pace in the short-term than many initially anticipated. We believe this indicates that similar or larger gains could be achieved as rates continue to decrease. We expect that the assets acquired during this period of depressed pricing and falling interest rates will be one of the largest drivers of outsized returns in the future. We also recognize that the new political administration and ongoing policy shifts will continue to impact the economy, potentially through the deregulation of the financial sector, the impact of tariffs, reduced immigration and lower taxes. We anticipate that this will result in a more business-friendly environment with lower regulatory burdens and more liquidity in financial markets, but also the potential for increased volatility and higher costs around construction and new development. This dynamic has the potential to not only increase investment demand but to also further reduce future supply, compounding the existing supply constraints, which would result in even more appreciation in asset values.

Off-Balance Sheet Arrangements

As of June 30, 2025 and December 31, 2024, we had no off-balance sheet arrangements.

Recent Developments

National Lending

On July 3, 2025, National Lending issued a new promissory note to the Company for a total maximum principal amount of $3.5 million. The note bears a 5.75% interest rate and matures on July 3, 2026. As of September 18, 2025 the principal outstanding on the promissory note is $3.2 million.

On July 3, 2025, the Company made a draw of $100,000 on the 2025 - B National Lending promissory note. The note bears a 5.50% interest rate and matures on April 3, 2026. On August 28, 2025, the Company partially paid off $1.5 million of principal related to this promissory note with National Lending. As of September 18, 2025 the principal outstanding on the promissory note is $2.5 million.

On August 28, 2025, the Company fully repaid the $2.2 million outstanding principal balance on the 2025 - A National Lending promissory note, inclusive of accrued interest.

Investments

On August 15, 2025, Aspect Promenade JV LP sold the Sterling Town Center property for a sales price of approximately $73.1 million. The Company received a distribution of approximately $3.4 million from the net sales proceeds. This transaction represented the sale of the final property held by the joint venture, concluding the joint venture’s investment activity.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Midland Opportunistic REIT, LLC

Fundrise Midland Opportunistic REIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of	As of
	June 30, 2025 (unaudited)	December 31, 2024 (*)
ASSETS
Cash and cash equivalents	$1,041	$1,988
Restricted cash	470	203
Other assets, net	290	445
Investments in equity method investees	9,047	8,858
Investments in rental real estate properties, net	80,406	82,726
Total Assets	$91,254	$94,220

LIABILITIES AND EQUITY
Liabilities:
Accounts payable and accrued expenses	$502	$546
Due to related party	160	160
Settling subscriptions	-	4
Distributions payable	52	57
Redemptions payable	3,209	3,372
Rental security deposits and other liabilities	187	206
Notes payable - related party	6,222	-
Mortgages payable, net	70,259	70,473
Total Liabilities	80,591	74,818

Members’ Equity:
Common shares; unlimited shares authorized; 11,277,860 and 11,262,917 shares issued and 5,197,287 and 5,808,865 shares outstanding as of June 30, 2025 and December 31, 2024, respectively	45,685	52,937
Accumulated deficit and cumulative distributions	(37,029)	(35,940)
Total Members’ Equity	8,656	16,997
Non-controlling interest	2,007	2,405
Total Equity	10,663	19,402
Total Liabilities and Equity	$91,254	$94,220

*Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Midland Opportunistic REIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2025 (unaudited)	June 30, 2024 (unaudited)
Revenue
Rental revenue	$4,112	$4,037
Other revenue	344	460
Total revenue	4,456	4,497

Expenses
Depreciation and amortization	2,456	2,589
Rental properties operating and maintenance	1,548	1,739
Investment management and other fees - related party	301	339
General and administrative expenses	174	169
Total expenses	4,479	4,836

Other income (expense)
Equity in earnings	449	589
Dividend income	17	210
Interest expense	(1,548)	(1,560)
Interest expense - related party	(122)	-
Total other income (expense)	(1,204)	(761)

Net loss	$(1,227)	$(1,100)

Less: Net loss attributable to non-controlling interest	(208)	(265)
Net loss attributable to controlling interest	$(1,019)	$(835)

Net loss per basic and diluted common share	$(0.18)	$(0.12)
Weighted average number of common shares outstanding, basic and diluted	5,665,965	6,703,995

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim consolidated financial statements not misleading.

Fundrise Midland Opportunistic REIT, LLC

Consolidated Statements of Equity

(Amounts in thousands, except share data)

	Common Shares		Accumulated deficit and cumulative	Total Members’	Non- Controlling	Total
	Shares	Amount	distributions	Equity	Interests	Equity
December 31, 2024 (*)	5,808,865	$52,937	$(35,940)	$16,997	$2,405	$19,402
Proceeds from issuance of common shares	14,944	177	-	177	-	177
Offering costs	-	(1)	-	(1)	-	(1)
Distributions declared on common shares	-	-	(70)	(70)	-	(70)
Redemptions of common shares	(626,522)	(7,428)	-	(7,428)	-	(7,428)
Non-controlling interests	-	-	-	-	(190)	(190)
Net loss	-	-	(1,019)	(1,019)	(208)	(1,227)
June 30, 2025 (unaudited)	5,197 ,287	$45,685	$(37,029)	$8,656	$2,007	$10,663

	Common Shares		Accumulated deficit and cumulative	Total Members’	Non- Controlling	Total
	Shares	Amount	distributions	Equity	Interests	Equity
December 31, 2023 (*)	6,843,583	$64,727	$(33,513)	$31,214	$3,238	$34,452
Proceeds from issuance of common shares	19,746	225	-	225	-	225
Offering costs	-	(5)	-	(5)	-	(5)
Distributions declared on common shares	-	-	(352)	(352)	-	(352)
Redemptions of common shares	(550,115)	(6,223)	-	(6,223)	-	(6,223)
Non-controlling interests	-	-	-	-	(177)	(177)
Net loss	-	-	(835)	(835)	(265)	(1,100)
June 30, 2024 (unaudited)	6,313 ,214	$58,724	$(34,700)	$24,024	$2,796	$26,820

*Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Midland Opportunistic REIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2025 (unaudited)	June 30, 2024 (unaudited)
OPERATING ACTIVITIES:
Net loss	$(1,227)	$(1,100)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,456	2,589
Above-market debt amortized to interest expense	(210)	(210)
Deferred financing fees amortized to interest expense	43	45
Equity in (earnings) losses	(449)	(589)
Bad debt expense (recovery)	(14)	104
Return on capital from equity method investees	66	67
Changes in assets and liabilities:
Net (increase) decrease in other assets	169	195
Net increase (decrease) in accounts payable and accrued expenses	(44)	258
Net increase (decrease) in due to related party	122	(19)
Net increase (decrease) in rental security deposits and other liabilities	(19)	33
Net cash provided by (used in) operating activities	893	1,373
INVESTING ACTIVITIES:
Distributions of capital from equity method investees	194	293
Capital expenditures related to residential rental properties	(136)	(410)
Net cash provided by (used in) investing activities	58	(117)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	173	214
Distributions paid to non-controlling interests	(190)	(177)
Proceeds from notes payable - related party	6,600	-
Repayment of notes payable - related party	(500)	-
Repayment of mortgages payable	(49)	(46)
Redemptions	(7,591)	(7,438)
Distributions paid	(74)	(778)
Offering costs paid	-	(5)
Net cash provided by (used in) financing activities	(1,631)	(8,230)

Net increase (decrease) in cash and cash equivalents and restricted cash	(680)	(6,974)
Cash and cash equivalents and restricted cash, beginning of year	2,191	14,338
Cash and cash equivalents and restricted cash, end of year	$1,511	$7,364

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid - mortgage payable	$1,723	$1,734

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Midland Opportunistic REIT, LLC

Notes to Consolidated Financial Statements (unaudited)

1.	Formation and Organization

Fundrise Midland Opportunistic REIT, LLC was formed on November 19, 2015, as a Delaware limited liability company and substantially commenced operations on October 25, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Midland Opportunistic REIT, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located in the Houston, TX, Dallas, TX, Austin, TX, Chicago, IL, and Denver, CO metropolitan statistical areas. The Company may also invest in real estate-related debt securities and other real estate-related assets where the underlying assets primarily consist of such properties. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the year ended December 31, 2016. As of June 30, 2025 and December 31, 2024, we held substantially all of our assets directly and had no active operating partnerships or any taxable REIT subsidiaries or qualified REIT subsidiaries, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) has been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Company qualified $75.0 million of shares on July 30, 2021 which represented the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

During the third quarter of 2022, the Manager closed the Regulation A Offering of common shares of the Company. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by our Manager.

As of June 30, 2025 and December 31, 2024, after redemptions, the Company had net common shares outstanding of approximately 5,197,000 and 5,809,000, respectively, including common shares held by related parties. As of both June 30, 2025 and December 31, 2024, Rise Companies Corp. (the “Sponsor”), the owner of the Manager, owned 600 common shares. As of June 30, 2025 and December 31, 2024, after redemptions, third parties owned approximately 127,000 and 138,000 common shares, respectively, in private placements for an aggregate purchase price of approximately $1.9 million and $1.9 million, respectively. As of June 30, 2025 and December 31, 2024, the total amount of equity issued by the Company on a gross basis was approximately $115.7 million and $115.5 million, respectively, and the total amount of settling subscriptions was approximately $0 and $4,000, respectively. These amounts were based on a per share price of $11.99 and $11.55, respectively.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2024 balance sheet and certain related disclosures are derived from the Company’s December 31, 2024 audited financial statements. These interim financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The financial statements as of June 30, 2025 and for the six months ended June 30, 2025 and 2024, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. All intercompany balances and transactions have been eliminated in consolidation.

As of June 30, 2025 and December 31, 2024, the Company has identified FR-ICG EVO Parent LLC (the parent entity of the Evo Controlled Subsidiary) as a VIE that is consolidated in our financial statements. The Company has evaluated its involvement with this entity and determined that it is the primary beneficiary, as it has the power to direct the activities that most significantly impact the entity’s economic performance, specifically the rental operations of the underlying multifamily property, and the obligation to absorb the losses or the right to receive benefits that could potentially be significant to the VIE. Transactions between the Company and the non-controlling interest holders are accounted for as equity transactions in the unaudited consolidated financial statements. As of June 30, 2025 and December 31, 2024, the Company has not identified any other VIEs.

The table below presents the assets and liabilities of the consolidated VIE as of the periods presented, and are included in the Company’s consolidated balance sheets (amounts in thousands):

	As of June 30, 2025	As of December 31, 2024
Cash and cash equivalents	$558	$580
Restricted cash	470	203
Other assets	175	434
Investments in rental real estate properties, net	80,407	82,726
Total VIE Assets	$81,610	$83,943

Accounts payable and accrued expenses	$419	$424
Rental security deposits and other liabilities	187	206
Mortgages payable, net	70,259	70,473
Total VIE Liabilities	$70,865	$71,103
Total VIE Equity	$10,745	$12,840
Total VIE Liabilities and Equity	$81,610	$83,943
Less: Non-controlling interest	$(2,007)	$(2,405)
Company’s interest in VIE, net	$79,603	$81,538

The assets of the VIE can be used only to settle obligations of the VIE and are not available to satisfy obligations of the Company. Similarly, the creditors of the VIE have no recourse to the general credit or assets of the Company.

The Company may be required to make additional capital contributions to the VIE as agreed upon under the terms of the VIE’s operating agreement. However, the Company is not otherwise contractually obligated to provide financial support to the VIE. No implicit support was provided during the six months ended June 30, 2025 and the year ended December 31, 2024.

The Company’s maximum exposure to loss as a result of its involvement with the VIE is limited to the carrying amount of the Company’s interest in the VIE as reflected above, and included within the unaudited consolidated financial statements.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consists of money market funds as of June 30, 2025 and December 31, 2024.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of cash balances restricted in use by contractual obligations with third parties. This may include funds escrowed for tenant security deposits, real estate taxes, property insurance, and mortgage escrows required by lenders on certain of our properties to be used for future building renovations or tenant improvements.

Loss per Share

Basic loss per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic loss per share is computed by dividing income or loss available to common members by the weighted-average common shares outstanding during the period. Diluted net loss per common share equals basic net loss per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2025 or 2024.

Organizational and Offering Costs

Organizational costs include all expenses incurred by the Company in connection with its formation. Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares, include, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

During the six months ended June 30, 2025 and 2024, the Company directly incurred offering costs of approximately $1,000 and $5,000, respectively. No directly incurred offering costs were payable as of June 30, 2025 and December 31, 2024.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee (presented within “Equity in earnings” on the consolidated statements of operations), or in instances where the source of proceeds is from financing activities where the Company is liable for the obligations of the investee or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2025 and 2024.

Investment in Rental Real Estate Properties

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above-market leases, acquired in-place leases, and other identified intangible assets), intangible liabilities (including below-market leases), and assumed liabilities, and allocates the purchase price on a relative fair value basis (including capitalized acquisition costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.

The amortization of in-place leases is recorded as an adjustment to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off.

Significant improvements to rental real estate properties are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Buildings and building improvements	20 – 30 years
Site improvements	5 – 20 years
Furniture, fixtures and equipment	5 – 10 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the six months ended June 30, 2025 and 2024, no such impairment occurred.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular. In the event that we amend, suspend, or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. The Company has qualified for treatment each year as a REIT under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ending December 31, 2016, and intends to continue to operate as such. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

No material provisions have been made for federal income taxes in the accompanying unaudited consolidated financial statements during the six months ended June 30, 2025 and 2024. No gross deferred tax assets or liabilities have been recorded as of June 30, 2025 and December 31, 2024.

As of June 30, 2025, the tax period for the taxable year ending December 31, 2021 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation. For the open tax periods, the Company has no uncertain tax positions that would require recognition in the consolidated financial statements.

Revenue and Income Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Rental revenue is recorded net of bad debt expense in the consolidated financial statements.

Other revenue consists of utility reimbursements, damages, termination fees, administrative and late fees, parking fees, and other fees, which are recognized on an accrual basis.

Dividend income is recorded on the ex-dividend date, while periodic cash flow distributions from equity method investments are recognized when declared. Dividend income is recognized on an accrual basis and consists of dividends earned through our cash sweep bank account.

Real estate investment and securities transactions are accounted for on the date of purchase or sale (trade date). Realized gains and losses on sales of investments are calculated using the identified cost basis.

Recent Accounting Pronouncements

In July 2025, the FASB issued Accounting Standards Update (“ASU 2025-05”), Financial Instruments - Credit Losses (Topic 326), which provides a practical expedient for all entities and an accounting policy election for entities other than public business entities when estimating expected credit losses on trade receivables and contract assets arising from revenue transactions under Topic 606. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2025, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In May 2025, the FASB issued Accounting Standards Update (“ASU 2025-03”), Business Combinations (Topic 805) and Consolidation (Topic 810), which amends existing guidance for determining the accounting acquirer in a transaction primarily effected through the exchange of equity interests in which the legal acquiree is a VIE that meets the definition of a business. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2026, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In November 2024, the FASB issued Accounting Standards Update (“ASU 2024-03”), Income Statement - Reporting Comprehensive Income (Topic 220): Expense Disaggregation Disclosures, which requires disclosure within the notes to the financial statements of specified expense categories as well as qualitative descriptions for amounts not disaggregated quantitatively within expense captions on the income statement. The standard is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In January 2024, the Company adopted Accounting Standards Update 2023-07 (“ASU 2023-07”), Segment Reporting (Topic 280), which expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and are included in each reported measure of segment profit or loss. It also requires disclosure of the amount and composition of “other segment items”, as well as interim disclosures of segment profit or loss and assets. These requirements apply to all public entities, including those with a single reportable segment. Adoption of the new standard affected financial statement disclosures only and did not impact the Company’s financial position or results of operations.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2025	For the Year Ended December 31, 2024
Beginning balance	$8,858	$8,464
Additional investments in equity method investees	-	-
Distributions received	(260)	(685)
Equity in earnings of equity method investees(1)	449	1,079
Ending balance	$9,047	$8,858

(1)	For the six months ended June 30, 2025 and for the year ended December 31, 2024, the Company’s equity in earnings of equity method investees is comprised of a gain of approximately $194,000 and $544,000, respectively, that is the result of distributions in excess of the equity investment basis in the CWP Forest Cove JV, LLC entity.

As of June  30, 2025 and December 31, 2024, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	A 90.0% non-controlling member interest in CWP Forest Cove JV, LLC, whose activities are carried out through the following wholly-owned assets: Asbury Plaza Apartments, a garden-style multifamily property in Denver, CO and Forest Cove Apartments, a garden-style multifamily property in Denver, CO.

(2)	A 14.0% non-controlling member interest in Aspect Promenade JV, LP, whose activities are carried out through the following wholly-owned assets: The Aspect Apartments, an apartment complex in Kissimmee, FL; The EnV Apartments, an apartment complex in Hollywood, FL; and The Sterling Town Center, an apartment complex in Raleigh, NC. On August 12, 2022, the Aspect Promenade JV, LP sold The EnV Property for a sales price of approximately $110.0 million. Proceeds from the sale totaled approximately $70.6 million, net of repayment of approximately $37.6 million of outstanding senior loans and closing costs of approximately $2.2 million. Our distribution received from the sale totaled approximately $9.9 million. On September 14, 2022, the Aspect Promenade JV, LP sold the Aspect Property for a sales price of approximately $127.5 million. Proceeds from the sale totaled approximately $74.7 million, net of repayment of $50.7 million of outstanding senior loans, and closing costs of approximately $2.0 million. Our distribution received from the sale totaled approximately $7.8 million. The Aspect Promenade JV, LP continues to own and operate Sterling Town Center. Subsequent to achieving return hurdles defined in the joint venture agreement and as of June 30, 2025 and December 31, 2025, the Company’s limited partner percentage interest has been adjusted to 8.8%.

(3)	The contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. As of June 30, 2025 and December 31, 2024, the carrying value of the Company’s equity method investment in National Lending was approximately $7.7 million and $7.5 million, respectively. See Note 8, Related Party Arrangements for further information regarding National Lending.

The condensed financial position and results of operations of the Company’s equity method investments for the periods presented are summarized below (amounts in thousands):

Condensed balance sheet information:	As of June 30, 2025	As of December 31, 2024
Real estate assets, net	$60,226	$75,104
Other assets(1)	133,758	103,972
Total assets	193,984	179,076

Mortgages payable, net	$49,963	$63,670
Other liabilities(2)	43,782	23,099
Equity	100,239	92,307
Total liabilities and equity	193,984	179,076
Company’s equity investment, net	$9,047	$8,858

(1)	As of June 30, 2025 and December 31, 2024, approximately $113.2 million and $98.3 million of Other assets are promissory notes receivable from other eREITs held by the Company’s equity method investment in National Lending, respectively. See Note 8, Related Party Arrangements for further information regarding National Lending.

(2)	As of June 30, 2025 and December 31, 2024, approximately $42.1 million and $22.0 million of Other liabilities represent promissory notes issued from affiliated entities to National Lending, respectively. See Note 8, Related Party Arrangements for further information regarding National Lending.

Condensed income statement information:	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
Total revenue	$7,104	$8,779
Total expenses	4,420	6,380
Net income	2,684	2,399
Company’s equity in earnings of investee(1)	$449	$589

(1)	For the six months ended June 30, 2025 and 2024, the Company’s equity in earnings of investee is comprised of a gain of $194,000 and $293,000, respectively, that is the result of distributions in excess of equity investment in the CWP Forest Cove JV, LLC entity.

4.	Investments in Rental Real Estate Properties, net

The following table presents the Company’s investments in rental real estate properties that are included within the consolidated balance sheets (amounts in thousands):

	As of June 30, 2025	As of December 31, 2024
Land	$16,117	$16,117
Building and building improvements	86,900	86,897
Site improvements	4,161	4,140
Furniture, fixtures and equipment	1,754	1,641
Total gross investment in rental real estate properties	$108,931	$108,795
Less: Accumulated depreciation	(28,525)	(26,069)
Total investment in rental real estate properties, net	$80,406	$82,726

As of June 30, 2025 and December 31, 2024, we had invested in one rental real estate property, which consists of the following:

(1)	Acquired in December 2019, an 81% controlling interest in FR-ICG EVO Parent LLC, a consolidated majority-owned subsidiary, for an initial purchase price of $37.8 million. FR-ICG EVO Parent LLC used the proceeds to acquire a single mid-rise multifamily property in Las Vegas, Nevada for a total purchase price of approximately $106.5 million.

For the six months ended June 30, 2025 and 2024, the Company recognized approximately $2.5 million and $2.6 million, respectively, of depreciation expense on rental real estate properties.

5.	Mortgage Payable, net

The following is a summary of the mortgages payable by the Company as of June 30, 2025 and December 31, 2024 (dollar amounts in thousands):

Borrower(s)(6)	Loan Amount	Effective Date	Maturity Date	Interest Rate	Balance as of June 30, 2025		Balance as of December 31, 2024
FR-ICG EVO Owner LLC(1)	$55,092	11/01/18	11/01/28	4.58%	$56,492	(3)	$56,701	(4)
FR-ICG EVO Owner LLC(2)	$5,437	12/20/19	11/01/28	4.99%	$4,973		$5,022
FR-ICG EVO Owner LLC(5)	$9,090	05/31/23	11/01/28	6.98%	$9,090		$9,090
Total	$69,619				$70,555		$70,813

(1)	The $55.1 million senior mortgage loan requires monthly, interest-only payments until maturity, at which time the entire outstanding principal balance becomes due.

(2)	The $5.4 million supplemental mortgage loan requires monthly, interest and principal payments until maturity, at which time the entire outstanding principal balance becomes due.

(3)	This balance represents the principal balance of $55.1 million, net of unamortized above-market debt value of $1.4 million as of June 30, 2025.

(4)	This balance represents the principal balance of $55.1 million, net of unamortized above-market debt value of $1.6 million as of December 31, 2024.

(5)	The $9.1 million supplemental loan requires monthly, interest-only payments until maturity, at which time the entire outstanding principal balance becomes due.

(6)	All mortgage loans are secured by the Company’s EVO Controlled Subsidiary investment.

For the six months ended June 30, 2025 and 2024, we incurred interest expense of approximately $1.7 million related to mortgages payable. Approximately $284,000 and $293,000 of current interest was payable to the lenders as of June 30, 2025 and December 31, 2024, respectively, which is included within “Accounts payable and accrued expenses” on the consolidated balance sheets.

Debt issuance costs are being amortized over the loan term on the straight-line method, which approximates the effective interest method. As of both June 30, 2025 and December 31, 2024, no additional deferred financing costs were incurred related to the mortgage notes listed above. As such, the carrying value of the unamortized debt issuance costs as of June 30, 2025 and December 31, 2024 were approximately $296,000 and $340,000, respectively. Deferred financing costs are reflected net of accumulated amortization on the consolidated balance sheets as a reduction to the related mortgages payable, which totaled approximately $343,000 and $298,000, as of June 30, 2025 and December 31, 2024, respectively. For the six months ended June 30, 2025 and 2024, amortization of debt issuance costs was approximately $43,000 and $45,000, respectively, and is included within “Interest expense” in the consolidated statements of operations.

The following table presents the future principal payments due under the Company’s mortgages payable as of June 30, 2025 (amounts in thousands):

Year	Amount
Remainder of 2025	$49
2026	103
2027	108
2028	68,894
Total	$69,154

As of June 30, 2025 and December 31, 2024, approximately $1.4 million and $1.6 million of above-market debt value, net, is included within Mortgage payable, net on the consolidated balance sheets. Above-market debt value is amortized as an adjustment to interest expense over the term of the mortgage loan. For the six months ended June 30, 2025 and 2024, amortization of above-market debt value was approximately $210,000, and is included in interest expense in the consolidated statements of operations.

6.	Distributions

Distributions are calculated based on members of record each day during the respective distribution periods. During the six months ended June 30, 2025 and the year ended December 31, 2024, the Company’s total distributions declared to members, the Sponsor, and its affiliates were approximately $70,000 and $522,000, respectively.

Of the distributions declared during the six months ended June 30, 2025 and the year ended December 31, 2024, approximately $18,000 and $465,000 were paid or reinvested, respectively. Approximately $52,000 and $57,000 remained payable as of June 30, 2025 and December 31, 2024, respectively.

7.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The net carrying amount of cash and cash equivalents, restricted cash, and other assets reported in the consolidated balance sheets approximates fair value because of the short maturity of these instruments.

As of June 30, 2025 and December 31, 2024, the net carrying amounts and fair values of other financial instruments were as follows (amounts in thousands):

	June 30, 2025		December 31, 2024
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Liabilities:
Mortgages Payable	$72,864	$68,514	$72,912	$68,729
Total	$72,864	$68,514	$72,912	$68,729

Fair value estimates are subjective in nature and are dependent on a number of important assumptions, including estimates of future cash flows, risks, discount rates and relevant comparable market information associated with each financial instrument (see Note 2 – Summary of Significant Accounting Policies). The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Mortgages Payable (Level 3): The fair values of our mortgages payable principal balances are estimated using a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rate), loan to value ratios, and expected repayment and prepayment dates. Differences between the carrying values of mortgages payable in the table above and the Mortgage payable, net, in the consolidated balance sheets are due to unamortized deferred financing costs.

8.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2 – Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the six months ended June 30, 2025 and 2024.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower in connection with our debt investments, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, or utility costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2025 and 2024, the Manager incurred approximately $4,000 and $3,000 of operational costs on our behalf, respectively. As of June 30, 2025 and December 31, 2024, approximately $1,000 were due and payable.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% based on our net asset value (“NAV”) at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived.

During the six months ended June 30, 2025 and 2024, we have incurred investment management fees of approximately $301,000 and $339,000, respectively. As of June 30, 2025 and December 31, 2024, approximately $148,000 and $155,000, respectively, of investment management fees were payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2025 and December 31, 2024, the Manager has not designated any asset as non-performing and no special servicing fees were incurred or paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of June 30, 2025 and December 31, 2024, no disposition fees were incurred or paid to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2025 and 2024, the Company did not purchase any investments from Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2025 and 2024, fees of approximately $4,000, were paid to the Independent Representative as compensation for those services and are included as general and administrative expense in the consolidated statements of operations.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 600 common shares as of June 30, 2025 and December 31, 2024.

For the six months ended June 30, 2025 and 2024, the Sponsor incurred approximately $20,000 and $24,000 of operational costs on our behalf, respectively. As of June 30, 2025 and December 31, 2024, approximately $11,000 and $4,000 of operational costs were due and payable, respectively.

National Lending, LLC

Our Manager formed a self-sustaining lending entity, National Lending, which is financed by certain of the real estate investment trusts (“eREITs”) and other investment vehicles (the “Funds”) managed by our Manager and affiliated with our Sponsor, including the Company. The Sponsor became the manager of National Lending effective June 18, 2025, but does not hold any equity interest in National Lending. Prior to this change, an independent manager managed National Lending under a management agreement at a market rate. The Sponsor is not compensated for its role as manager. Each eREIT or Fund contributes an amount to National Lending in exchange for ownership interests. The current effective operating agreement with National Lending requires each eREIT or Fund maintain a capital contribution amount of 5% of its assets under management, which is measured on a semi-annual basis (January 15th and July 15th). As of June 30, 2025 and December 31, 2024, the Company has contributed approximately $6.4 million and $6.4 million for a 9.22% and 9.38% ownership in National Lending, respectively. See Note 3, Investments in Equity Method Investees for further information regarding the Company’s ownership interests in National Lending.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs or Funds who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s or Fund’s individual real estate investment strategies. Any promissory note bears a market rate of interest. National Lending may also obtain a promissory note from any of the eREITs or Funds in order to secure short-term bridge financing.

The following is a summary of the promissory notes issued by National Lending to the Company as of June 30, 2025 and December 31, 2024 and remaining outstanding balances as of June 30, 2025 and December 31, 2024 (dollar amounts in thousands):

Note	Principal Balance	Interest Rate	Maturity Date	Balance at June 30, 2025	Balance at December 31, 2024
2025 - A (1)	$2,700	6.00%	12/31/2025	$2,200	$-
2025 - B (2)	$4,000	5.50%	04/03/2026	$3,900	$-
Total				$6,100	$-

(1)

On January 8, 2025, National Lending issued a new promissory note to the Company for a maximum principal amount of $2.7 million. The Company had drawn the entire $2.7 million. On April 29, 2025, the Company partially paid off $500,000 of principal.

(2)	On April 4, 2025, National Lending issued a new promissory note to the Company for a maximum principal amount of $4.0 million. Of the $4.0 million, the Company had drawn $3.9 million.

For the six months ended June 30, 2025 and 2024, the company incurred approximately $122,000 and $0, respectively, in interest expense on related party notes with National Lending. As of June 30, 2025 and December 31, 2024, we had outstanding accrued interest of approximately $122,000 and $0, respectively, due to National Lending.

9.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including investment management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

10.	Commitments and Contingencies

Legal Proceedings

As of the date of the consolidated financial statements, we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

11.	Segment Reporting

The Company operates as a single reportable segment. The management committee of Fundrise Advisors, LLC, our Manager, acts as the Company’s CODM, assessing performance and making decisions about resource allocation. The CODM determined that the Company operates a single reportable segment based on the fact that the CODM monitors the operating results of the Company as a whole and that the Company’s long-term strategic asset allocation is pre-determined in accordance with the terms of its offering circular, based on a defined investment strategy. The financial information, including information about the Company’s significant revenues and expenses, that is provided to and reviewed by the CODM is consistent with that presented within the Company’s consolidated financial statements. Total expenses and total other expenses, as disclosed in the consolidated financial statements, represent the CODM’s measure of significant expenses for all segments. The CODM uses this financial information to evaluate the Company’s overall performance and investment returns, supporting decisions on acquisitions, dispositions, and distributions. Refer to the consolidated statements of operations in our consolidated financial statements for further detail on our total revenue, total expenses, and net consolidated income or loss. No single shareholder accounts for more than 10% of the Company’s total revenue. All of the Company’s real estate investments are located within the United States and all revenues are derived from U.S.-based operations."

12.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through September 18, 2025, for potential recognition or disclosure.

National Lending

On July 3, 2025, National Lending issued a new promissory note to the Company for a total maximum principal amount of $3.5 million. The note bears a 5.75% interest rate and matures on July 3, 2026. As of September 18, 2025 the principal outstanding on the promissory note is $3.2 million.

On July 3, 2025, the Company made a draw of $100,000 on the 2025 - B National Lending promissory note. The note bears a 5.50% interest rate and matures on April 3, 2026. On August 28, 2025, the Company partially paid off $1.5 million of principal related to this promissory note with National Lending. As of September 18, 2025 the principal outstanding on the promissory note is $2.5 million.

On August 28, 2025, the Company fully repaid the $2.2 million outstanding principal balance on the 2025 - A National Lending promissory note, inclusive of accrued interest.

Investments

On August 15, 2025, Aspect Promenade JV LP sold the Sterling Town Center property for a sales price of approximately $73.1 million. The Company received a distribution of approximately $3.4 million from the net sales proceeds. This transaction represented the sale of the final property held by the joint venture, concluding the joint venture’s investment activity.

Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s DOS/A filed on May 24, 2016)
2.2*	Certificate of Amendment (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s DOS/A filed on May 24, 2016)
2.3*	Amended and Restated Operating Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.3 to the Company’s Form 1-K on April 24, 2023)
4.1*	Form of Subscription Package (incorporated by reference to Appendix A of the Company’s Offering Circular on Form 1-A filed on May 19, 2021)
6.1*	Form of License Agreement between Fundrise Midland Opportunistic REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s DOS/A filed on May 24, 2016)
6.2*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s DOS/A filed on May 24, 2016)
6.3*	Form of Servicing Agreement between Fundrise Midland Opportunistic REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s DOS/A filed on May 24, 2016)

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 18, 2025.

Fundrise Midland Opportunistic REIT, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 18, 2025
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	September 18, 2025
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)